Filed pursuant to Rule 433

Registration Statement No. 333-236143

Broker Dealer Kit Gladstone Commercial Company and Offering Overview Gladstone Commercial Corporation An Office and Industrial REIT $500,000,000 Series F Preferred Stock in primary offering (and up to an additional $150,000,000 under dividend reinvestment plan) Risk Factors: An investment in shares of Gladstone Commercial Corporation Series F Cumulative Redeemable Preferred Stock involves a high degree of risk. In consultation with your own financial and legal advisors, you should carefully consider, among other matters, the risk factors summarized on page 6 of this brochure and delineated in the “Risk Factors” sections of the prospectus supplement and in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and other information we will file from time to time with the SEC before deciding whether an investment in shares of Gladstone Commercial Series F Preferred Stock is suitable for you.

Company Overview Gladstone Commercial Corporation (“we” or the “Company”) was incorporated under the General Corporation Law of the State of Maryland on February 14, 2003. We have elected to be taxed as a REIT for federal income tax purposes. We focus on acquiring, owning, and managing primarily office and industrial properties. We actively communicate with buyout funds, real estate brokers and other third parties to locate properties for potential acquisition or to provide mortgage financing in an effort to build our portfolio. We target secondary growth markets that possess favorable economic growth trends, diversified industries, and growing population and employment. Our current portfolio consists primarily of single-tenant office and industrial real property, which are geographically diversified. Our tenants cover a broad cross section of business sectors and range in size from small to very large private and public companies, many of which are corporations that do not have publicly-rated debt. While we will continue to acquire select multi-tenant office and industrial properties, our primary focus is single-tenant industrial and office properties. We have formed relationships with nationally recognized strategic partners to assist us with the management of our properties in each of our markets. These relationships provide local expertise to ensure that our properties are properly maintained and that our tenants have local points of contact to address property issues. This strategy improves our operating efficiencies, increases local market intelligence for the Adviser, and generally does not increase our costs as the local property managers are reimbursed by the tenants in accordance with the lease agreements. Acquire single-tenant, or anchored multi- tenant, net leased office and industrial properties.    Long term leases matched with long term, fixed-rate debt    We strive to create stabilized income streams in favorable growth markets.    Out goal is to provide stable cash flow and distributions    Actively manage the portfolio    2

Gladstone Commercial's Investment Focus

We focus on acquiring single-tenant industrial and office properties with leases structured primarily on a triple-net basis. We may also acquire select multi-tenant office and industrial properties. We seek to only lease to tenants which our investment adviser (the "Adviser") has deemed credit-worthy through its well-established underwriting process. We generally structure leases that are full recourse obligations of the tenants or their affiliates, in terms ranging from seven to 15 years with built-in rental increases.

TARGET REAL ESTATE

- Superior quality assets with flexible configurations
- Properties that are critical to tenant's business
- Single tenant and anchored multi-tenant industrial and office locations

TENANT CHARACTERISTICS

- Tenants operate in a diverse array of industries
- Each tenant's credit underwritten to our Advisor's standards, developed over decades of middle market corporate lending, investing and buyouts through affiliated funds
- Emphasis on tenant's ability to weather economic downturns

TRANSACTION FOCUS

- Seek transaction sizes of $3mm – $50mm
- Types of transactions we pursue include third party acquisitions, sale-leasebacks, build-to-suit JVs and build-to-suit forward purchases
- Target net leases with 7+ years remaining at acquisition


Salt Lake City
Denver
Kansas City
Chicago
Detroit
Indianapolis
Columbus
Louisville
Philadelphia
Washington
Raleigh-Durham
Charlotte
Nashville
Memphis
Atlanta
Dallas
Houston
Austin & San Antonio
Tampa Bay & Orlando
ASSETS
TARGET MARKETS

As of December 31, 2019

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about

More About Gladstone Commercial

Gladstone Commercial is an established real estate investment trust that went public on Nasdaq in 2003. As of December 31, 2019, we owned 118 properties with approximately 14.2 million square feet of primarily office and industrial real estate nationwide, and had an occupancy rate of 97.0%.

Our portfolio, primarily consisting of office and industrial assets, has grown at an annual compound rate of 15% since 2012, and we've reduced enterprise leverage down to 41.2% in the past several years.

At December 31, 2019, our leases had an average remaining term of 7.3 years. In addition, approximately 63% of our tenants have an investment grade or investment grade equivalent credit rating.

CURRENTLY OWN 118 PROPERTIES in 28 STATES

LEASED TO 103 DIFFERENT TENANTS ACROSS 19 INDUSTRIES VALUED AT $1.02 BILLION

As of December 31, 2019

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summary Offering Summary Gladstone Commercial Corporation’s Series F Preferred Stock Offering is designed with the goal of potentially providing investors with steady income. There can be no assurance that we will achieve this objective. SH AR ES : S eries F Cu mu la ti v e R e dee ma b le Pr e f e r r e d S t o c k The Series F Cumulative Redeemable Preferred Stock (“Shares”) will rank senior to Gladstone Commercial’s Common Stock, Senior Common Stock, and on parity with its other Series of Preferred Stock with respect to payment of dividends and distribution of amounts on liquidation, dissolution and winding up. S H A RE PR IC E & D IVIDEND R ATE: $ 2 5.0 0 per Sh a r e. 6 .0% ann u a l i zed di v i de nd Minimum initial investment of $5,000. No minimum for qualified retirement accounts. 6.0% annualized dividend, or $1.50 per Share per year annualized, intended to be paid monthly in 12 distributions of $0.125 per Share. Dividends on the Shares are cumulative and must be paid in preference to dividends on our Common Stock and Senior Common Stock. There is no guarantee of capital preservation or continuous dividends. SI ZE: $ 5 0 0 ,00 0 , 000 in pr i m a r y of fering D R I P: Up t o a n a d di tio nal $150,000,000 u n d e r d i v i d e n d r ei n v est m e n t p la n, issued a t $ 2 2 .7 5 p er Shar e O F F E R I NG T E R M IN AT I O N: Ea rlier of J u n e 1 , 2 0 2 5 or u n t il all Shar e s s o l d i n pr im a r y of fering CO MMI SS IO N S, FEE S, AND EX P E N S ES Gladstone Commercial, through Gladstone Securities, will pay all commissions and expenses associated with the sale of the Shares. Preferred shareholders pay no sales charges to Gladstone Commercial or Gladstone Securities in connection with the offering. Invfeestmaentt Fueartueress Geographic Diversity 118 properties across the U.S. located in 28 states Focus on secondary growth markets with higher yields Tenant and Property Diversity Diverse base of 19 different industries and primarily office and industrial property types Focus on mid-size tenants occupying properties ranging from 30-150k square feet (office) and 75-500k square feet (industrial) High Occupancy Periodic Capital Recycling Current occupancy of 97.0%, and since IPO in 2003, occupancy has never been below 96% 7.4% of projected rents expiring through the end of 2020 Of 100+ assets with nearly $1 billion invested since inception, only one tenant default – an average annual default rate of 0.02% Sell non-core assets Exited 12 single property non-core markets since mid-2016 Redeploy proceeds in growth markets Note: Data on Gladstone Commercial current as of 12/31/2019 5

Dealer Manager (Member FINRA/SIPC) info@gladstonesecurities.com National Accounts Manager Timbrel Capital (678) 954-4100 info@timbrel.com Timbrel Capital, LLC (“Timbrel”) is acting as National Accounts Manager on this offering, and is a third party not affiliated with Gladstone Securities LLC or Gladstone Land Corporation. Securities offered through the Dealer Manager, Gladstone Securities, LLC, Member FINRA/SIPC. Timbrel is a registered broker-dealer, Member FINRA/SIPC. RISK FACTORS Please consult the prospectus supplement for this offering for a recitation of the risk factors of this offering. If any of the risks contained in or incorporated by reference into the prospectus supplement or the accompanying prospectus develop into actual events, our business, financial condition, liquidity, results of operations, FFO, adjusted funds from operations or our prospects could be materially and adversely affected, we may be unable to timely pay the dividends accrued on the Shares, the value of the Shares could decline and you may lose all or part of your investment. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. Some statements in the prospectus supplement, including statements in the risk factors, constitute forward-looking statements. See the “Forward-Looking Statements” and “Risk Factors” sections in the prospectus supplement, the accompanying prospectus and in our regular filings with the SEC for additional risks which may affect us or the Shares. There will initially be no public market for the Shares as we do not intend to apply for listing on Nasdaq until after the Termination Date, and even after listing, if achieved, a liquid secondary trading market may not develop and the features of the Shares may not provide you with favorable liquidity options. The Shares have not been rated. Dividend payments on the Shares are not guaranteed. We operate as a holding company dependent upon the assets and operations of our subsidiaries, and because of our structure, we may not be able to generate the funds necessary to make distributions on the Shares. We will be required to terminate this offering if our Common Stock, the Series D Preferred Stock and the Series E Preferred Stock are no longer listed on Nasdaq or another national securities exchange. The Shares will bear a risk of redemption by us. Your option to tender your Shares for redemption is subject to the continuation of the redemption program and our availability of funds, each in the sole and absolute discretion of our Board of Directors, and may also be limited by law. Our ability to pay dividends and/or redeem Shares may be limited by Maryland law and the terms of our debt facilities as well as future agreements we may enter. The cash distributions you receive may be less frequent or lower in amount than you expect. If you elect to exercise the Stockholder Redemption Option, the cash payment that you receive as a result of your option redemption will be a substantial discount to the price that you paid for the Shares. Upon the sale of any individual property, holders of Shares do not have a right to receive funds and do not have a priority over holders of our common stock regarding return of capital. Your percentage of ownership may become diluted if we incur additional debt or issue new shares of stock or other securities, and incurrence of indebtedness and issuances of additional preferred stock or other securities by us may further subordinate the rights of the holders of our common stock. You will experience dilution in your ownership percentage of the Shares if you do not participate in our dividend reinvestment plan Our charter contains restrictions upon ownership and transfer of the Shares, which may impair the ability of holders to acquire the Shares. Holders of the Shares will be subject to inflation risk. An investment in the Shares bears interest rate risk. Holders of the Shares will bear reinvestment risk. Holders of Shares will have no control over changes in our policies and operations, and have extremely limited voting rights. Our management will have broad discretion in the use of the net proceeds from this offering and may allocate the net proceeds from this offering in ways that you and other stockholders may not approve. We may be unable to invest a significant portion of the net proceeds of this offering on acceptable terms. We have paid, may continue to pay, or may in the future pay, distributions from offering proceeds, borrowings or the sale of assets to the extent our cash flow from operations or earnings are not sufficient to fund declared distributions. Rates of distribution to holders of our common stock and preferred stock will not necessarily be indicative of our operating results. If we make distributions from sources other than our cash flows from operations or earnings, we will have fewer funds available for the acquisition of properties and your overall return may be reduced. If the properties we acquire or invest in do not produce the cash flow that we expect in order to meet our REIT minimum distribution requirement, we may decide to borrow funds to meet the REIT minimum distribution requirements, which could adversely affect our overall financial performance. Gladstone Securities, the dealer manager in this offering, is our affiliate, and we established the offering price and other terms for the Shares pursuant to discussions between us and our affiliated dealer manager; as a result, the actual value of your investment may be substantially less than what you pay. Payment of fees to our Adviser and its affiliates, including our affiliated dealer manager, will reduce the cash available for investment and distribution and will increase the risk that you will not be able to recover the amount of your investment in the Shares. We may have conflicts of interest with our affiliates, which could result in investment decisions that are not in the best interests of our stockholders. If you fail to meet the fiduciary and other standards under ERISA or the Code as a result of an investment in this offering, you could be subject to liability and civil or criminal penalties. Gladstone Commercial Corporation (“GOOD”) has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents that GOOD has filed with the SEC for more complete information about GOOD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www. sec.gov. Alternatively, Gladstone Securities, GOOD’s dealer manager for this offering, will arrange to send you the prospectus and the prospectus supplement if you request it by calling toll-free at (833) 849-5993. 6